BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

May 27, 2020

Re:	BriaCell Therapeutics Corp.
Amendment No. 8 to Registration Statement on Form F-1 Filed May 27, 2020
File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby filing Amendment No. 8 to its Registration Statement on Form F-1/A (“Amendment No. 8”). Amendment No. 8 has been revised to reflect i) the change to a reasonable efforts offering on the OTCQB from an underwritten offering on Nasdaq, ii) maximum gross proceeds of up to $4 million from up to $15.755 million and iii) describe the new terms of the investor warrant.

Please do not hesitate to contact our counsel at (212) 930-9700 with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus